Exhibit 99.5

Deutsche Bank Trust Company Americas

Trust & Securities Services

Global Equity Services

DEPOSITARY RECEIPTS

Depositary’s Notice of Annual General Meeting of Shareholders of NQ Mobile Inc.:

Issue:	NQ Mobile Inc. / CUSIP 64118U108

Country:	Cayman Islands

Meeting Details:	Annual General Meeting of Shareholders of NQ Mobile Inc. on December 19, 2014 at 10:00 a.m. (local time) at 42/F Edinburgh Tower, The Landmark, 15 Queens Road Central, Hong Kong

Meeting Agenda:	The Company’s Notice of Meeting is attached

Voting Deadline:	On or before December 16, 2014 at 3:00 pm (New York City time)

ADR Record Date:	November 14, 2014

Ordinary: ADS ratio	5 Class A Common Shares : 1 American depositary share (ADS)

Holders of American Depositary Receipts (ADRs) representing Class A common shares (the “Deposited Securities”) of NQ Mobile Inc. (the “Company”) are hereby notified of the Company’s Annual General Meeting of shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is attached.

In accordance with the provisions of the Deposit Agreement governing the ADSs, registered holders of ADSs at the close of business on the ADS Record Date will be entitled, subject to any applicable law, the Memorandum and Articles of Association and the provisions of or governing the shares, to instruct the Depositary as to the exercise of the voting rights pertaining to the shares represented by such Holder’s ADSs. A voting instruction form is enclosed for that purpose.

Upon the timely receipt of written voting instructions on the voting instruction form, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Memorandum and Articles of Association and the provisions of or governing the shares, to vote or cause the Custodian to vote the shares represented by ADSs for which voting instructions were received or deemed to have been received.

In the event that (i) the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the shares represented by such Holder’s ADSs or (ii) no timely instructions are received by the Depositary from a Holder with respect to any of the shares represented by the ADSs held by such Holder on the ADS Record Date, the Depositary shall deem such Holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such shares and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such shares, provided, however, that no such instruction shall be deemed to have been given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company has agreed to provide such information as promptly as practicable in writing, if applicable) that (x) the Company does not wish to give such proxy, (y) the Company is aware or should reasonably be aware that substantial opposition exists from Holders against the outcome for which the person designated by the Company would otherwise vote or (z) the outcome for which the person designated by the Company would otherwise vote would materially and adversely affect the rights of holders of Shares, provided, further, that the Company will have no liability to any Holder or Beneficial Owner resulting from such notification. As of the date hereof, the Company has not informed the Depositary as to (x), (y) or (z).

In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with the Memorandum and Articles of Association, the Depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the Depositary from Holders shall lapse. The Depositary will have no obligation to demand voting on a poll basis with respect to any resolution and shall have no liability to any Holder or Beneficial Owner for not having demanded voting on a poll basis.

For further information, please contact:

Deutsche Bank - Depositary Receipts

Tel 212 250 9100

NQ Mobile Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NQ)

Annual General Meeting of Shareholders

(Name of ADR holder)

(Number of ADRs held)

Resolutions presented for consideration by the Annual General Meeting of Shareholders on December 19, 2014

No.	RESOLUTIONS	FOR [1]	AGAINST [2]	ABSTAIN [3]
1.	The ordinary resolution as set out in the Notice of Annual General Meeting regarding the approval, confirmation and ratification of an increase in the Company’s authorized share capital to US$180,000, divided into (a) 1,560,000,000 Class A Common Shares of a par value of US$0.0001 each and (b) 240,000,000 Class B Common Shares of a par value of US$0.0001 each, by the creation of 1,000,000,000 Class A Common Shares of a par value of US$0.0001 each, as previously approved by the Company’s directors.
2.	The special resolution as set out in the Notice of Annual General Meeting regarding the approval, confirmation and ratification of an amendment to Section 8 of the Company’s Memorandum of Association to reflect such increase in the Company’s authorized share capital set forth above, as previously approved by the Company’s directors.

[1]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

(Signature)